May 14, 2009

VIA CORRESPONDENCE FILING Mr. Tony Durak (202) 551-6750 U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE: Dreyfus Investment Portfolios
-Core Value Portfolio
-Midcap Stock Portfolio
-Small Cap Stock Index Portfolio
-Technology Growth Portfolio
(each “a Fund” and collectively “the Funds”)
1933 Act File No. 333-47011
1940 Act File No. 811-08673
CIK: 1056707

Dear Mr. Durak:

We are responding to the comments that you provided to us by telephone on April 16,
2009, with respect to your review of the Annual N-CSR of the above-referenced Funds filed on February 18, 2009, pursuant to Rule 30e-1 under the Investment Company Act of
1940.

1. Please provide disclosure in each Fund’s Expense Example that states that the Example does not reflect any of the expenses associated with VA contracts or VLI policies.

Disclosure will be added to subsequent reports.

2. Please provide disclosure in each Fund’s Financial Highlights that states the total returns do not reflect expenses associated with VA contracts or VLI policies.

Disclosure will be added to subsequent reports.

3. No disclosure is required to Item 10 of Form N-CSR unless there are material changes.

Subsequent reports will provide information in response to Item 10 only when there are material changes from the preceding report.

As you requested, each Fund acknowledges that:

(i)	Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
(ii)	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need further information pertaining to this matter, I may be reached at (212) 922-6795.

Sincerely, /s/Michael A. Rosenberg Michael A. Rosenberg, Vice President and Secretary Dreyfus Investment Portfolios